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                                                                    EXHIBIT 99.2


_________________, 1998



In response to our prior conversation, I have enclosed a copy of the Prospectus which outlines the complete terms of the offering of no par value common stock in Western Reserve Bancorp, Inc. at $20.00 per share. I urge you to review the Prospectus carefully.

If you decide to subscribe for shares, please complete and sign the Subscription Agreement and return it to the Company, together with a check in the amount of $20.00 times the number of shares subscribed, which check should be made payable to "MidAmerican Bank & Trust, Escrow Agent." The Company will notify you upon its acceptance of the Subscription Agreement.

If you have any questions regarding the Subscription process or any additional questions regarding the Company, please contact Edward J. McKeon at the address and phone number set forth above. We appreciate your support of our efforts.

Very truly yours,






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